UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 Atossa Genetics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04962H 100

(CUSIP Number)

Steven C. Quay, M.D., Ph.D.

c/o Atossa Genetics Inc.

4105 E. Madison Street, Suite 320

Seattle, WA 98112

Telephone:  (206) 325-6086

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

SCHEDULE 13D

CUSIP No. 04962H 100		Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven C. Quay
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ⊠ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 584,543
	8	SHARED VOTING POWER 4,275,580 (1)
	9	SOLE DISPOSITIVE POWER 584,543
	10	SHARED DISPOSITIVE POWER 4,275,580 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,860,123
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)  These shares are owned by Ensisheim Partners, LLC (“Ensisheim”), which is wholly owned by Dr. Steven C. Quay and Dr. Shu-Chih Chen. Drs. Quay and Chen are husband and wife and share voting and investment power over these securities.

(2) This percentage is calculated based upon 12,919,367 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s final prospectus dated November 7, 2012, filed with the Securities and Exchange Commission on November 9, 2012.

SCHEDULE 13D

CUSIP No. 04962H 100		Page 3 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shu-Chih Chen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ⊠ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,275,580 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,275,580 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,275,580
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)  These shares are owned by Ensisheim, which is wholly owned by Dr. Steven C. Quay and Dr. Shu-Chih Chen. Drs. Quay and Chen are husband and wife and share voting and investment power over these securities.

(2) This percentage is calculated based upon 12,919,367 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s final prospectus dated November 7, 2012, filed with the Securities and Exchange Commission on November 9, 2012.

Page 4 of 5 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Atossa Genetics Inc. (the “Issuer”).  The Common Stock is listed on the NASDAQ Capital Market under the ticker symbol “ATOS”.  The Issuer’s principal offices are located at 4105 E. Madison Street, Suite 320, Seattle, Washington 98112.

Item 2.	Identity and Background.

(a)  This Statement is being filed by Steven C. Quay (“Quay”), an individual, and Shu-Chih Chen (“Chen”), an individual (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 4105 E. Madison Street, Suite 320, Seattle, Washington 98112.

(c)  Quay is the Chairman, President and Chief Executive Officer of the Issuer and Chen is the Chief Scientific Officer of the Issuer.

(d) — (e) During the last five years, neither of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

On April 30, 2009, the date of the Issuer’s inception, Quay invested his personal funds in the amount of $12,000 to assist in financing the company and, in return, received 883,662 shares of the Issuer’s Common Stock. Also at inception, Ensisheim invested working capital in the amount of $24,000 and contributed intellectual property rights and FDA marketing authorization for the MASCT System to the Issuer and, in return, received 1,767,316 shares of the Issuer’s Common Stock. Also at inception, Manistee Ventures LLC, an entity wholly owned by Quay and Chen, invested working capital in the amount of $18,000 to assist in the financing of the company and, in return, received 1,325,487 shares of the Issuer’s Common Stock; these shares were subsequently transferred to Ensisheim.

On December 28, 2009, Ensisheim invested working capital in the amount of $100,000 to assist in financing the company and, in return, received 883,658 shares of the Issuer’s Common Stock.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired shares of the Issuer’s Common Stock as founders of the Issuer who made investments to assist in the financing of the company.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or other instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Page 5 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a) — (b) As of this date of this filing, Quay may be deemed, directly or indirectly, to be the beneficial owner of the shares of Common Stock held by him (584,543) and Ensisheim (4,275,580), as well as options to purchase shares held by him (171,875). This represents an aggregate of 5,031,998 shares of Common Stock, and constitutes approximately 40.9% of the outstanding shares of Common Stock, based upon 12,119,367 shares of Common Stock outstanding as of November 7, 2012.

As of this date of this filing, Chen may be deemed, directly or indirectly, to be the beneficial owner of the shares of Common Stock held by Ensisheim (4,275,580), as well as options to purchase shares held by her (68,750). This represents an aggregate of 4,344,330 shares of Common Stock, and constitutes approximately 35.6% of the outstanding shares of Common Stock, based upon 12,119,367 shares of Common Stock outstanding as of November 7, 2012.

The Reporting Persons have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by Ensisheim, and Quay has sole power to direct the vote and the disposition of the securities of the Issuer held by him.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-up Letter Agreements

The Reporting Persons have agreed, subject to certain exceptions, that for a period of 180 days from the date of the Issuer’s prospectus relating to its initial public offering, they will not, without the prior written consent of Dawson James Securities, Inc., dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for Common Stock. Dawson James Securities, Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time.

The foregoing description of the terms of the Lock-up Letter Agreements is intended as a summary only and is qualified in its entirety by reference to the Form of Lock-up Letter Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

A. Joint Filing Agreement between Steven C. Quay and Shu-Chih Chen.

B. Form of Lock-up Letter Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:   November 15, 2012

By:	/s/ Steven C. Quay
Name: Steven C. Quay, M.D., Ph.D.

By:	/s/ Shu-Chih Chen
Name: Shu-Chih Chen, Ph.D.

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement between Steven C. Quay and Shu-Chih Chen	A-1
B.	Form of Lock-up Letter Agreement	B-1

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13D, dated November 15, 2012 (the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share, of Atossa Genetics Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 15th day of November, 2012.

By:	/s/ Steven C. Quay
Name: Steven C. Quay, M.D., Ph.D.

By:	/s/ Shu-Chih Chen
Name: Shu-Chih Chen, Ph.D.

Exhibit B

LOCK-UP AGREEMENT

, 2012

DAWSON JAMES SECURITIES, INC.

as the Underwriter pursuant to
the Underwriting Agreement referred to below

925 South Federal Highway, Suite 600

Boca Raton, FL 33432

Re:  ATOSSA GENETICS INC. - INITIAL PUBLIC OFFERING

Ladies and Gentlemen:

The undersigned understands that you, as the underwriter (the “Underwriter”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Atossa Genetics Inc., a Delaware corporation (the “Company”), providing for the initial public offering (the “Public Offering”) by the Underwriter of common stock (“Common Stock”) of the Company, all as more fully described in the prospectus which is part of the Company’s registration statement on Form S-1 to be filed with the Securities Exchange Commission on or about February 14, 2012, as amended from time to time (the “Registration Statement”).

In consideration of the Underwriter’s agreement to purchase and make the Public Offering of the Common Stock, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of Dawson James Securities, Inc., the undersigned will not, for a period commencing on the effective date of the Registration Statement (the “Effective Date”) and ending on the six month anniversary of the Effective Date (such six month period, the “Lock-Up Period”): (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities of the Company that are substantially similar to the Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock (including, but not limited to, Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) (the “Lock-Up Securities”); or (2) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, the undersigned agrees that, without the prior written consent of Dawson James Securities, Inc., it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any substantially similar securities of the Company, including but not limited to, any security convertible into or exercisable or exchangeable for Common Stock.

The undersigned represents and warrants that it is not a party to any agreement or understanding that would cause a breach of this Lock-Up Agreement if it were entered into during the period in which the restrictions set forth herein are effective.

The undersigned agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

In furtherance of the foregoing, the Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement.  All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that the Underwriter is entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Lock-Up Agreement.

THIS LOCK-UP AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF FLORIDA, WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

Very truly yours,

By:	(1)
Name:
Title:

Accepted as of the date first set forth above:

DAWSON JAMES SECURITIES, INC.

By:
Name:
Title:

_________________

(1)         If the undersigned is not a natural person, this signature block should be completed by a duly authorized signatory of the undersigned.